Exhibit 4.5

SHEARMAN & STERLING LLP	PROJECT HEXAL

SHARE AND PARTNERSHIP INTEREST
SALE AND TRANSFER AGREEMENT

among

Dr. Andreas Strüngmann, Ms. Susan Strüngmann,
Ms. Nicole Strüngmann and Mr. Florian Strüngmann
each [Address Redacted],

Dr. Thomas Strüngmann, Ms. Cornelia Strüngmann, Mr. Fabian Strüngmann,
Ms. Janina Strüngmann, Ms. Fiona Strüngmann and Mr. Felix Strüngmann, each [Address Redacted],

Hexal Aktiengesellschaft
Industriestrasse 25, 83607 Holzkirchen, Germany,

A+T Vermögensverwaltung GmbH
Industriestrasse 25, 83607 Holzkirchen, Germany,

and

Novartis (Deutschland) GmbH,
Obere Turnstrasse 8-10, 90327 Nuremberg, Germany,
(as purchaser)

Novartis AG,
Lichtstrasse 35, 4056 Basle, Switzerland,
(as guarantor)

relating to the acquisition of shares in A+T Vermögensverwaltung GmbH as well as partnership interest in A+T Holding GmbH & Co. KG dated February 16/17, 2005

Gen. Prot. 2005/1

NOTARIAL DEED

Negotiated at Basle/Switzerland this 16th (sixteenth) and 17th (seventeenth) day of February, 2005 (two thousand and five).

Before me, the undersigned Notary Public

Prof. Dr. Daniel Staehlin

having its offices in Basle/Switzerland, Hirschgässlein 11

appeared:

1.                                       Mr. Wolfgang Boorberg, born April 14, 1943, German citizen, with business address at 70173 Stuttgart (Germany), Königsteinstrasse 1A identified by his identity card no. 6009266102 here not acting in his own name but as representative without power of representation and conditional upon subsequent approval in the name and on behalf of

(a)                                  Dr. Andreas Strüngmann, [Address Redacted];

(b)                                 Ms. Susan Strüngmann, resident as above;

(c)                                  Ms. Nicole Strüngmann, resident as above;

(d)                                 Mr. Florian Strüngmann, resident as above;

(e)                                  Dr. Thomas Strüngmann, [Address Redacted];

(f)                                    Ms. Cornelia Strüngmann, resident as above;

(g)                                 Mr. Fabian Strüngmann, resident above;

(h)                                 Ms. Janina Strüngmann, resident as above;

(i)                                     Ms. Fiona Strüngmann, resident as above;

(j)                                     Mr. Felix Strüngmann, resident as above (together with the persons set forth in lit. (a) to (i) ”Sellers”)

(k)                                  Hexal Aktiengesellschaft, Industriestrasse 25, 83607 Holzkirchen, a German stock corporation with head office at Holzkirchen, Germany, registered with the commercial register of the local court of Munich, under HR B 110375 (“Hexal” or “Company”),

(l)                                     A+T Vermögensverwaltung GmbH, Industriestrasse 25, 83607 Holzkirchen, a German limited liability company with head office at Holzkirchen, Germany, registered with the commercial register of the local court of Munich, under HR B 117050 (“A+T GmbH”)

The approval has to be declared towards the undersigned notary and will become effective upon its receipt by the notary. If the approval is declared by an authorized person, who, up to now, has only provided evidence of authorization towards the Purchaser by a none notarized authorization, a notarized version of the authorization (which was signed before a notary) has to be delivered to the undersigned notary as soon as reasonably possible and prior to the Closing Date as a subsequent exhibit to the agreement.

2.                                       Mr. Jörg Walther, born February 10, 1961, Swiss citizen, with business address at Lichtstrasse 35, 4002 Basle, identified by his identity card no. CO229478, here not acting in his own name but as representative without power of representation and conditional upon subsequent approval in the name and on behalf of

(a)                                  Novartis (Deutschland) GmbH, Obere Turnstrasse 8-10, 90327 Nuremberg (Germany), (“Purchaser”);

(b)                                 Novartis AG, a Swiss stock corporation with head office at Basle City, Switzerland registered with the commercial register of the Canton Basle under CH- 270.3002.061-2 (“Novartis”);

The approval has to be declared towards the undersigned notary and will become effective upon its receipt by the notary. If the approval is declared by an authorized person, who, up to now, has only provided evidence of authorization towards the Purchaser by a none notarized authorization, a notarized version of the authorization (which was signed before a notary) has to be delivered to the undersigned notary as soon as reasonably possible and prior to the Closing Date as a subsequent exhibit to the agreement.

The Notary Public explained to the persons appeared on the incompatibility of the notarial function with the function of a legal advisor to one of the Parties in the matter to be notarized (§ 233 Section 1.4 of the Introductory Act of the Canton Basle-City to the Swiss Civil Code;

Section 3 (1) No. (7) of the German Notarization Act (Beurkundungsgesetz)). The Notary Public explained and the Parties to this Notarial Deed confirmed that neither the Notary Public nor his partners and further persons associated to him within the meaning of said provisions have been involved as legal advisors in the matter at hand.

The persons appeared, acting as stated above, requested the notarization of the following:

PREAMBLE

A.                                   WHEREAS Dr. Andreas Strüngmann, Ms. Susan Strüngmann, Ms. Nicole Strüngmann, Mr. Florian Strüngmann, Dr. Thomas Strüngmann, Ms. Cornelia Strüngmann, Mr. Fabian Strüngmann, MS. Janina Strüngmann, Ms. Fiona Strüngmann and Mr. Felix Strüngmann (“Strüngmann Family”) are the sole shareholders of A+T GmbH.

B.                                     WHEREAS the fully paid in registered share capital (Stammkapital) of A+T GmbH in the aggregate amounts to DM 50,000 being divided into 10 shares (Geschäftsanteile), which are held by the members of the Strüngmann Family as follows:

(a)                                  Dr. Andreas Strüngmann holds one share in A+T GmbH with a nominal value of DM 10,000 representing in the aggregate twenty percent of the entire registered share capital of A+T GmbH;

(b)                                 Ms. Susan Strüngmann holds one share in A+T GmbH with a nominal value of DM 5,000 representing in the aggregate ten percent of the entire registered share capital of A+T GmbH;

(c)                                  Ms. Nicole Strüngmann holds one share in A+T GmbH with a nominal value of DM 5,000 representing in the aggregate ten percent of the entire registered share capital of A+T GmbH;

(d)                                 Mr. Florian Strüngmann holds one share in A+T GmbH with a nominal value of DM 5,000 representing in the aggregate ten percent of the entire registered share capital of A+T GmbH;

(e)                                  Dr. Thomas Strüngmann holds one share in A+T GmbH with a nominal value of DM 2,500 representing in the aggregate five percent of the entire registered share capital of A+T GmbH;

(f)                                    Ms. Cornelia Strüngmann holds one share in A+T GmbH with a nominal value of DM 2,500 representing in the aggregate five percent of the entire registered share capital of A+T GmbH;

(g)                                 Mr. Fabian Strüngmann holds one share in A+T GmbH with a nominal value of DM 5,000 representing in the aggregate ten percent of the entire registered share capital of A+T GmbH;

(h)                                 Ms. Janina Strüngmann holds one share in A+T GmbH with a nominal value of DM 5,000 representing in the aggregate ten percent of the entire registered share capital of A+T GmbH;

(i)                                     Ms. Fiona Strüngmann holds one share in A+T GmbH with a nominal value of DM 5,000 representing in the aggregate ten percent of the entire registered share capital of A+T GmbH;

(j)                                     Mr. Felix Strüngmann holds one share in A+T GmbH with a nominal value of DM 5,000 representing in the aggregate ten percent of the entire registered share capital of A+T GmbH (the shares in A+T GmbH set forth in lit. (a) to (j) above together “GmbH Shares”).

C.                                     WHEREAS A+T GmbH, as general partner, and Dr. Andreas Strüngmann as well as Hexal, as limited partners, are the sole partners of A+T Holding GmbH & Co. KG, a German limited partnership with its office at Industriestrasse 25, 83607 Holzkirchen registered with the commercial register of the local court of Munich under HR A 73461 (“A+T KG”).

D.                                    WHEREAS the fully paid in partnership interest (Festkapital) in A+T KG in the aggregate amounts to € 59,000 and is held as follows:

(a)                                  A+T GmbH holds, as general partner (Komplementär), a partnership interest (Festkapitalanteil) in the amount of € 0;

(b)                                 Dr. Andreas Strüngmann, as limited partner (Kommanditist), a partnership interest (Festkapitalanteil) in the amount of € 50,000 (“KG Interest”);

(c)                                  Hexal holds, as limited partner (Kommanditist), a partnership interest (Festkapitalanteil) in the amount of € 9,000.

E.                                      WHEREAS A+T KG is the sole shareholder of Hexal, the entire registered share capital (Grundkapital) of which amounts to DM 183,250,000 and is divided into 183,250 issued and outstanding fully paid in registered shares (auf den Namen lautende Nennbetragsaktien verbrieft in einem Zwischenschein) with a nominal value of DM 1,000 each.

F.                                      WHEREAS Hexal is one of the leading generic pharmaceutical companies in Germany and is – together with its domestic and foreign subsidiaries and joint-ventures listed in Annex 1 hereto (Hexal together with such subsidiaries and joint-ventures “Hexal Group Companies” and together with A+T GmbH as well as A+T KG “Hexal

Companies”(1)) – engaged in the development, production, marketing and sales of drugs and other pharmaceutical and biological products, inter alia under the registered trademark “Hexal” (“Hexal Group Business” and together with the businesses of A+T GmbH as well as A+T KG “Hexal Business”).

G.                                     WHEREAS the Purchaser is a wholly owned indirect subsidiary of Novartis, which is the holding company of a globally operating pharmaceutical group.

H.                                    WHEREAS the Sellers are interested in selling the Hexal Companies with all tangible and intangible assets of the Hexal Business to the Purchaser as described in more detail in this Agreement, while the Purchaser, based upon the representations and warranties made by the Sellers in this Agreement, is interested in acquiring the Hexal Companies in this form.

It is intended that the Hexal Business will be fully integrated into the global retail generics and biopharmaceutical business of Sandoz-Group, whereby in principle the Hexal operations in Holzkirchen and Barleben shall be continued.

I.                                         WHEREAS the sale and transfer of the Hexal Companies under this Agreement shall have economic effect as of December 31, 2004, 24:00 / January 1, 2005, 0:00 (“Effective Date”), it is acknowledged by the Parties that all profits and cash flows generated by, as well as the intrinsic value of, the Hexal Business and any of the Hexal Companies shall, as from that date, be to the benefit of the Purchaser and, thus, shall not be directly or indirectly withdrawn or distributed by or to the benefit of the Sellers, unless otherwise expressly stated herein.

J.                                        WHEREAS a list of all Annexes to this Agreement is attached as Exhibit A hereto. An index of defined terms is attached in Exhibit B hereto.

NOW, THEREFORE, THE PARTIES HERETO AGREE AS FOLLOWS:

(1)                                  To include any joint-ventures, which are directly or indirectly controlled by Hexal.

I.
SALE AND TRANSFER OF THE GMBH SHARES

1.                                       The members of the Strüngmann Family sell and transfer to the Purchaser the GmbH Shares with all dividend and dividend drawing rights (Gewinn- und Gewinnbezugsrechte) relating to profits not yet distributed on the Effective Date and all subscription and other rights pertaining to the GmbH Shares as follows:

(a)                                  Dr. Andreas Strüngmann hereby sells and, subject to the satisfaction of all conditions precedent (aufschiebende Bedingungen) set forth in Part XIII Section 1 below, transfers to the Purchaser, who accepts such sale and transfer, one share in A+T GmbH with a nominal value of DM 10,000.

(b)                                 Ms. Susan Strüngmann hereby sells and, subject to the satisfaction of all conditions precedent (aufschiebende Bedingungen) set forth in Part XIII Section 1 below, transfers to the Purchaser, who accepts such sale and transfer, one share in A+T GmbH with a nominal value of DM 5,000.

(c)                                  Ms. Nicole Strüngmann hereby sells and, subject to the satisfaction of all conditions precedent (aufschiebende Bedingungen) set forth in Part XIII Section 1 below, transfers to the Purchaser, who accepts such sale and transfer, one share in A+T GmbH with a nominal value of DM 5,000.

(d)                                 Mr. Florian Strüngmann hereby sells and, subject to the satisfaction of all conditions precedent (aufschiebende Bedingungen) set forth in Part XIII Section 1 below, transfers to the Purchaser, who accepts such sale and transfer, one share in A+T GmbH with a nominal value of DM 5,000.

(e)                                  Dr. Thomas Strüngmann hereby sells and, subject to the satisfaction of all conditions precedent (aufschiebende Bedingungen) set forth in Part XIII Section 1 below, transfers to the Purchaser, who accepts such sale and transfer, one share in A+T GmbH with a nominal value of DM 2,500.

(f)                                    Ms. Cornelia Strüngmann hereby sells and, subject to the satisfaction of all conditions precedent (aufschiebende Bedingungen) set forth in Part XIII Section 1 below, transfers to the Purchaser, who accepts such sale and transfer, one share in A+T GmbH with a nominal value of DM 2,500.

(g)                                 Mr. Fabian Strüngmann hereby sells and, subject to the satisfaction of all conditions precedent (aufschiebende Bedingungen) set forth in Part XIII

Section 1 below, transfers to the Purchaser, who accepts such sale and transfer, one share in A+T GmbH with a nominal value of DM 5,000.

(h)                                 Ms. Janina Strüngmann hereby sells and, subject to the satisfaction of all conditions precedent (aufschiebende Bedingungen) set forth in Part XIII Section 1 below, transfers to the Purchaser, who accepts such sale and transfer, one share in A+T GmbH with a nominal value of DM 5,000.

(i)                                     Ms. Fiona Strüngmann hereby sells and, subject to the satisfaction of all conditions precedent (aufschiebende Bedingungen) set forth in Part XIII Section 1 below, transfers to the Purchaser, who accepts such sale and transfer, one share in A+T GmbH with a nominal value of DM 5,000.

(j)                                     Mr. Felix Strüngmann hereby sells and, subject to the satisfaction of all conditions precedent (aufschiebende Bedingungen) set forth in Part XIII Section 1 below, transfers to the Purchaser, who accepts such sale and transfer, one share in A+T GmbH with a nominal value of DM 5,000.

2.                                       Each member of the Strüngmann Family hereby waives all pre-emptive and other rights and claims, if any, in respect of any of the GmbH Shares.

3.                                       The board of directors (Verwaltungsrat) of Novartis AG, Basle, the ultimate parent company of the Purchaser and Novartis, has irrevocably consented to the acquisition and transfer of the GmbH Shares pursuant to Section 1 lit. (a) to (j) above as set forth in Annex 2 hereto.

II.
SALE AND TRANSFER OF THE KG INTEREST

1.                                       Dr. Andreas Strüngmann hereby sells and, subject to the satisfaction of all conditions precedent (aufschiebende Bedingungen) set forth Part XIII Section 1 below, transfers to the Purchaser, who accepts such sale and transfer, the KG Interest together with

(i)                                     the entire balances as of the date hereof on Dr. Andreas Strüngmann’s (x) partner’s account (Festkapitalkonto), (y) partner’s loan account (Gesellschafterdarlehenskonto) as well as (z) any other account set forth in Annex 3 hereto in A+T KG, irrespective of their type and designation, including all balances of the other Sellers on partner’s loan, private or settlement accounts (Darlehens-, Privat- oder Verrechnungskonten),

(ii)                                  all rights relating to profits not yet withdrawn on the Date hereof and

(iii)                               all other rights and claims pertaining to the KG Interest, the balances pursuant to lit. (i) or profit entitlements pursuant to lit. (ii).

2.                                       Each of the partners of A+T KG has irrevocably consented to the sale and transfer of the KG Interest pursuant to Section 1 above as set forth in Annex 4 hereto and hereby waives all pre-emptive and other rights and claims, if any, in respect of the KG Interest.

3.                                       Each of the Sellers hereby irrevocably consents to the sale and transfer of the KG Interest pursuant to Section 1 above, hereby waives all pre-emptive and other rights and claims, if any, in respect of the KG Interest and all Sellers hereby terminate with effect as of the Closing Date (as defined in Section XIII Section 3 below) any existing trustee arrangement in respect of such KG Interest.

4.                                       The board of directors (Verwaltungsrat) of Novartis has irrevocably consented to the acquisition and transfer of the KG Interest pursuant to Section 1 above as set forth in Annex 2 hereto.

III.
COVENANTS;
INDEMNIFICATION UNDERTAKINGS

1.                                       As from the date hereof until the Closing Date, the Sellers undertake, to the extent legally possible, to procure that

(a)                                  the Hexal Business shall be conducted in the ordinary course of business consistent with past practice and with the prudence of a diligent businessman except as expressly set forth in this Agreement; none of the measures and actions set forth in Annex 5 hereto shall in any event be taken without the prior written approval of the Purchaser, not to be unreasonably withheld.

(b)                                 the business organization of the Hexal Companies, including any assets relating thereto, as well as the relations of the Hexal Companies to their employees, agents, customers and suppliers shall be preserved to the best extent; the undertaking set forth in Section 4 below shall not be affected hereby;

(c)                                  no measures or actions will be taken that might impair the condition of the Hexal Companies as represented and warranted in Part VI below outside the ordinary course of business;

(d)                                 none of the shares, or partnership interest, as the case may be, in the Hexal Companies held by any of the Sellers or the Hexal Companies shall be sold, transferred or otherwise disposed of without the prior written approval of the Purchaser;

(e)                                  the management of the Hexal Companies shall disclose to the Purchaser all material matters concerning the operation of the Hexal Business and shall grant to the Purchaser, its employees, professional advisors and other representatives access to the Hexal Business, provided that such access does not unreasonably disrupt the conduct of the Hexal Business;

(f)                                    no resolutions in shareholders’ or partners’ meetings of any of the Hexal Companies shall be adopted without the prior written approval of the Purchaser and no profit distribution or withdrawal of profits (including any withdrawal from partner’s accounts, partner’s loan accounts or any other accounts at A+T KG), as the case may be, shall be effected in respect of any of the Hexal Companies.

2.                                       Except as expressly set forth in this Agreement and its Annexes, all legal relations between the Sellers and the Hexal Companies and all rights and claims of the Sellers against the Hexal Companies shall terminate as of the Closing (as defined in Part XIII Section 1 below) and no obligation or liability shall arise for the Hexal Companies or the Purchaser from such termination.

The Sellers undertake to procure that the same shall apply to all legal relations between each of their relatives within the meaning of Section 15 German Tax Act (Abgabenordnung, AO) (“Relatives”) as well as all companies, which are directly or indirectly majority owned by any, some or all of the Sellers or any of their Relatives, other than the Hexal Companies, (“Controlled Companies”) vis-à-vis any of the Hexal Companies and the Sellers shall, if necessary, indemnify the Hexal Companies and / or the Purchaser.

This Section 2 shall not apply to the agreements set forth in Annex 6 hereto.

3.                                       The Sellers hereby undertake to procure that on the Closing Date all members of the supervisory boards, advisory boards or similar bodies of the Hexal Companies set forth in Annex 7 hereto shall resign in writing from their positions and confirm that they have no outstanding or future claims against any of the Hexal Companies.

4.                                       The Sellers hereby undertake to procure that all of the shares in Hexal Syntech GmbH shall be transferred, as soon as reasonably possible but in any event prior to the Closing Date to any, some or all of the Sellers or a company to be denominated by the Sellers against a purchase price of one (1) Euro and thereafter the business operations of Hexal Syntech GmbH shall be leased back to a company designated by the Purchaser on the basis of the milestone as set forth in Annex 8 hereto. The contract with all employees of Hexal Syntech GmbH shall be transferred to the lessee as set forth in the business lease agreement.

The Parties shall procure that Hexal Syntech GmbH initiates as soon as reasonably possible following the Closing Date all measures and examinations set forth in the indemnity order (Freistellungsbescheid) of the regional administration board (Regierungspräsidium Dresden) dated February 26, 2004 in respect of the property located in Radebeul (together with all buildings and business operations thereon “Radebeul Site”). These measures and examinations shall  be accomplished within a period of twelve months following the Closing Date. On the basis of the outcomes thereof, the Parties shall mutually agree what additional measures are to be reasonably taken in respect of the property and to eventually communicate with competent authorities. In connection with the business lease agreement to executed pursuant to this Section 4, the lessee shall be granted the right to acquire all shares in Hexal Syntech GmbH for a purchase price consideration of one (1) Euro. The Parties are in agreement, the job guarantees set forth in the indemnity order (Freistellungsbescheid) of the regional administration board (Regierungspräsidium Dresden) dated February 26, 2004 are to observed by the lessee of the business operations of Hexal Syntech GmbH.

5.                                       The Sellers undertake to procure that, (i) as soon as reasonably possible but in any event prior to the Closing Date the call options relating to the property located in Holzkirchen, Industriestrasse 14 and 25 as well as Raiffeisenstrasse 11 shall be transferred, without any additional compensation, from Dr. Andreas Strüngmann and Dr. Thomas Strüngmann to Hexal and (ii) within five Business Days after the Closing Date the title to the property located in Barleben, Otto-von-Guericke-Allee 1 shall be transferred, without any additional compensation, from Dr. Andreas Strüngmann and Dr. Thomas Strüngmann to Salutas Pharma GmbH, Barleben, (together “Property Rights Transfer”).

6.                                       The Parties are in agreement that as soon as reasonably possible but in any event prior to the Closing Date Hexal shall implement an employee transaction bonus program as set forth in more detail and subject to the conditions in Annex 9 hereto covering an overall volume of approx. € 80 million. The costs of such program shall be borne by Hexal up to an amount of € 35 million and by the Sellers regarding the remaining amount. The program shall provide that the distribution to the beneficiaries is subject to a continuation of services of the respective beneficiary of at least 12 months following the Closing Date.

7.                                       The Purchaser undertakes to procure that the Hexal Companies shall

(a)                                  indemnify the Sellers from any responsibility for any and all obligations or liabilities of the Hexal Companies and

(b)                                 effect that assets which are in the private ownership of the Sellers and do not form part of the transactions agreed herein but secure obligations or liabilities of the Hexal Companies are released from this encumbrance as soon as reasonably possible, except to the extent that the Sellers have represented and warranted in this Agreement that such obligations and liabilities of the Hexal Companies do not exist or have undertaken in this Agreement to indemnify the Hexal Companies and/or the Purchaser from such obligations and liabilities.

8.                                       The Sellers undertake to indemnify the Hexal Companies and the Purchaser from

(a)                                  any and all obligations and liabilities of the Sellers, their Relatives and Controlled Companies, whether existing or contingent, which may be claimed from the Hexal Companies and/or the Purchaser, except for arms’-length claims resulting from ongoing business relations in line with the ordinary course of business with Siemens & Co. Heilwasser und Quellenprodukte des Staatsbades Bad Ems GmbH & Co. KG, with Lindopharm GmbH, with Santo Holding (Deutschland) GmbH and with Südwestbank AG;

(b)                                 any and all obligations and liabilities, accrued or contingent, of A+T GmbH and A+T KG relating to any period prior to and including the Closing Date;

(c)                                  any obligations and liabilities, accrued or contingent, in connection with the Radebeul Site resulting from, or in connection with, (i) any contamination of soil, subsurface, ground water, surface water, air, buildings and facilities or

(ii) any direct or indirect violation of applicable environmental, health and safety laws relating to any period prior to and including the Closing Date (“Environmental Liabilities”), except to the extent the Purchaser or the Hexal Companies, respectively, have been indemnified for the Environmental Liabilities by Hexal Syntech GmbH pursuant to the business lease agreement to be concluded;

(d)                                 any obligations and liabilities, accrued or contingent, including, but not limited to taxes (other than taxes on income), social security charges, customs and other public dues of the Hexal Group Companies relating to any period to and including the Effective Date, except to the extent they (i) are reflected or reserved for in the Final Transfer Financial Statements (in the meaning of Part V Section 7 below); an obligation of the Sellers to indemnify pursuant to this lit. (d) shall not exist to the extent that obligations or liabilities of the Hexal Group Companies are based on a violation of the employment, investment or stand-still obligations set forth in Annex 37 after the Closing Date by the Seller. Furthermore, an obligation of the Sellers to indemnify pursuant to this lit. (d) shall not exist regarding any obligations and liabilities of the Hexal Group Companies arising from pending transactions within the ordinary course of business, which do not have to be shown as a reserve or a liability in the financial statements and do not have to be disclosed beneath the balance sheet, even if a knowledge of the final obligation or liability is assumed.

(e)                                  any obligations and liabilities, accrued or contingent, of the Hexal Group Companies resulting from, or in connection with, taxes on income relating to any period prior to and including the Effective Date, except to the extent they (i) are reflected or reserved for in the Final Transfer Financial Statements or (ii) are a consequence of the dissolution of the Omeprazol reserve; any indemnification undertaking of the Sellers pursuant to this lit. (c) is excluded to the extent tax burdens of the Hexal Companies are based on the breach of job guarantees, investment- or retention undertakings set forth in Annex 37 hereto in the period following the Closing Date for which the Purchaser is responsible;

(f)                                    any obligations and liabilities, accrued or contingent, as well as damages of the Hexal Group Companies resulting from or in connection with the material infringement of third party rights third parties or any applicable laws and regulations including competition and trade law and provisions concerning environmental protection, health and safety, relating to all periods prior to and including the Closing Date;

(g)                                 any obligations and liabilities, accrued or contingent, as well as damages of the Hexal Group Companies resulting from or in connection with the infringement of third-party intellectual property in connection with the manufacturing, processing and/or marketing of their past and present products or by any other act within their business, relating to all periods prior to and including the Closing Date.

9.                                       The Sellers shall, on the request of the Purchaser, procure that all rights in “Hexal” as a name, a picture or a logo which are registered or not registered in South America (other than Brazil, Argentina and Dominican Republic) shall be transferred, without additional compensation, to any of the Hexal Companies as designated by the Purchaser.

In addition thereto, the Sellers shall use their best efforts to have all “Hexal” trademarks registered in Central America (other than Mexico), Dominican Republic, Argentina or otherwise in South America shall be transferred to a company to be designated by the Purchaser

10.                                 Upon request by the Purchaser, the Sellers shall, without additional compensation, procure that any necessary or appropriate steps are taken to ensure that employee inventions and patents owned by, or encumbered with rights of,  employees of the Hexal Companies shall be transferred to a company designated by the Purchaser. In this context, the amount of any royalties payable, if any, shall derived from the German Employee Inventions Act (Arbeitnehmererfindungsgesetz) and shall also be limited thereby.

11.                                 The Sellers shall procure that, as soon as reasonably possible but in any case prior to the Closing Date, the shares in 1A Pharma S.r.l., Milan, and Acost Commercial Generic-Pharma S.L., Aravaca shall be transferred without additional compensation to one or more companies designated by the Purchaser. The same shall apply in respect of the shares held by any of the Sellers in Novexal Ellas Ltd, Athens and Bexal B.V.B.A. Brussels.

12.                                 The Sellers shall procure that all admissions and marketing authorizations which have been transferred in November 2004 to Siemens & Co. Heilwasser und Quellenprodukte des Staatsbades Bad Ems GmbH & Co. KG and which are held by this company as a trustee of Hexal shall be transferred, without additional compensation, upon request by the Purchaser, within a period of not more than twelve months as from the Closing Date, to a company designated by the Purchaser. Any costs triggered in connection with any amendment of such registration shall be borne by the acquiror.

IV.
CONSIDERATION

1.                                       The entire consideration for the sale and transfer of the GmbH Shares, the KG Interest and for all other obligations assumed by the Sellers under this Agreement shall be in the aggregate € 4,350,000,000 (in words: Euro four billion three hundred and fifty million) (“Purchase Price”), which shall be adjusted pursuant to Section 2 below.

The Sellers are joint and several creditors

2.                                       The Sellers are joint creditors (Gesamtgläubiger). The Purchase Price shall be increased or decreased, as the case may be, Euro for Euro, by an amount the consolidated Net Financial Debt (as defined in Annex 10 hereto) of the Hexal Group Companies as reflected in the Final Adjustment Calculation (as defined in Part V Section 7 below) as of the Effective Date falls short of or exceeds, as the case may be, an amount of € 165,000,000 (in words: Euro one hundred and sixty-five million).

3.                                       The Purchase Price, as adjusted pursuant to Section 2 above, shall be due and payable in cash as follows:

(a)                                  An amount of € 4,350,000,000 (“Estimated Purchase Price”) shall be due and payable on the Closing Date by money transfer to one or more bank accounts to be designated by Dr. Thomas Strüngmann until the satisfaction of the condition precedent set forth in Part XIII Section 1 lit. (a) above, whereby Dr. Thomas Strüngmann shall be responsible for the proper allocation of the Estimated Purchase Price among the Sellers.

(b)                                 An amount equal to the balance, if any, between the Estimated Purchase Price and the Purchase Price, as adjusted pursuant to Section 2 above shall be due and payable on the later of the Closing Date or the tenth business day of the Frankfurt / Main Stock Exchange (“Business Days”) after the Transfer Financial Statements have become finally binding within the meaning of Part V Sections 5 or 6 below (i) in case of a payment obligation of the Purchaser vis-à-vis the Sellers, by money transfer to the bank account to be identified as set forth in lit. (a) above, and (ii) in case of a payment obligation of the Sellers vis-à-vis the Purchaser, by money transfer to a bank account to be identified by Seller.

4.                                       Any payment of the Purchaser made by money transfer to the account(s) to be designated pursuant to Section 3 lit. (a) above shall constitute and effect a discharge of the respective payment obligation vis-à-vis all Sellers. The Purchaser shall be entitled to set-off any claims under this Agreement against the Sellers’ payment claims pursuant to Section 3 lit. (b) and (c) above.

5.                                       The purchase price as adapted in accordance with Section 2 above shall bear interest per annum as from the Effective Date until the date of payment based on three months EURIBOR (Euro Interbank Offering Rate) as of the Closing Date plus 100 base points. Any interest shall be due and payable together with the principal amount to which it relates.

V.
TRANSFER FINANCIAL STATEMENTS

1.                                       For the purposes of Part IV Section 2 above, the consolidated Net Financial Debt shall be determined on the basis of audited consolidated financial statements of Hexal as of the Effective Date (“Transfer Financial Statements”).

2.                                       The Transfer Financial Statements shall be prepared on the basis of proper bookkeeping and in accordance with accounting, valuation and depreciation principles under accounting standards generally accepted in Germany (Grundsätze ordnungsmäßiger Buchführung, GoB).

Such principles shall in each case be applied consistently and without change as in the audited consolidated annual financial statements for the financial year ending on December 31, 2003. All risks, devaluations and losses ascertainable during the time period of the establishment of the Transfer Financial Statements shall be duly provided for by sufficient depreciations, changes of evaluation or reserves.

3.                                       The Sellers shall cause Hexal to prepare the Transfer Financial Statements, which shall be audited by Ernst & Young Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft AG, München in scope and form pursuant to Sec. 317 German Commercial Code (HGB) as soon as reasonably possible following the date hereof, and shall submit to the Purchaser a copy thereof together with a calculation of any adjustment of the Purchase Price resulting there from (“Adjustment Calculation”) as soon as reasonably possible, but in no event later than two months following the date hereof.

4.                                       The Purchaser shall be entitled to review the Transfer Financial Statements together with the Adjustment Calculation, and to have them audited at their own expense by KPMG Deutsche Treuhand Wirtschaftsprüfungsgesellschaft AG (“Purchaser’s Auditor”), within a period of two months following the submission of the Transfer Financial Statements together with the Adjustment Calculation to the Purchaser (“Review Period”). The Purchaser’s Auditor shall be entitled to participate in the preparation and audit of the Transfer Financial Statements and shall, thus, be granted access to the Hexal Companies and their employees for the purposes of the audit according to this Section 4 and to the Hexal-Books (within the meaning of Part IX Section  2 below) as far as required or reasonable.

5.                                       To the extent the Purchaser does not serve a written notice objecting to the Transfer Financial Statements and/or the Adjustment Calculation within ten Business Days after the expiration of the Review Period, the Transfer Financial Statements and/or the Adjustment Calculation shall become final and binding upon the Parties.

6.                                       In case and to the extent, the Purchaser should serve a written notice objecting to the Transfer Financial Statements and/or to the Adjustment Calculation within the period set forth in Section 4 above and the Parties cannot agree on the items in dispute within one month after service of the written notice of objection, the Parties shall submit such items in dispute to Deloitte & Touche Wirtschaftsprüfungsgesellschaft, Munich (“Independent Expert”), which shall determine with final and binding effect upon the Parties all such items in dispute within one month after submission.

7.                                       The Parties shall bear all fees and disbursements of the Independent Expert in accordance with the principles of Sections 91 et seq. German Code of Civil Procedure (Zivilprozeßordnung, ZPO).

The term “Final Transfer Financial Statements” shall mean the definitive Transfer Financial Statements and the term “Final Adjustment Calculation” shall mean the definitive Adjustment Calculation both as agreed to among the Parties pursuant to Section 5 above or resulting from the determination made by the Independent Expert pursuant Section 6.

8.                                       Subsequent changes, if any, to the annual financial statements (Einzelabschlüsse) of the Hexal Group Companies or to the consolidated annual financial statements of Hexal, including changes, if any, resulting from tax audits, shall not have any effect upon the Final Transfer Financial Statements and/or the Final Adjustment Calculation.

VI.
REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Based on, and subject to, the limitations set forth in Part VIII below, the Sellers hereby represent and warrant to the Purchaser in the form of an independent guarantee (selbständiges Garantieversprechen) (and strictly as set forth in Part VIII Section 1 below) that the following statements are true and correct as of the date hereof and – in respect of the statements in Sections 1 to 8, 16, 17, 20, 28, 31 to 34, 39 and 40 below – also as of the Closing Date, unless specified otherwise hereinafter:

1.                                       The statements set forth in Sections A to F of the Preamble hereof are true and correct and the Hexal Companies are duly incorporated and validly existing under the laws of their respective jurisdiction and have the full power and authority to own, or to lease respectively, their properties and assets and to carry on their respective business as conducted.

2.                                       The members of the Strüngmann Family are the legal and beneficial owner (rechtlicher und wirtschaftlicher Eigentümer) of the GmbH Shares and A+T GmbH, Dr. Andreas Strüngmann and Hexal are the legal and beneficial owner (rechtlicher und wirtschaftlicher Eigentümer) of all partnership interest in A+T KG, provided however that Dr. Andreas Strüngmann holds the KG Interest partially as trustee for the other Sellers.

The GmbH Shares and all partnership interest in A+T KG (together “A+T Shares”) are fully paid in, not repaid, non-assessable and free of secondary or other obligations or restrictions. There are no claims for the granting of any A+T Shares and the A+T Shares are free from rights of third parties of any type whatsoever and there are no claims for the granting of such rights or the transfer of any of the A+T Shares.

3.                                       The Hexal Companies are the legal and beneficial owner (rechtlicher und wirtschaftlicher Eigentümer) of the shares in the Hexal Group Companies as set forth in Annex 11 hereto.

The shares in the Hexal Group Companies held by any of the Hexal Companies (“Hexal Group Company Shares”) are fully paid in, not repaid, non-assessable and free of secondary or other obligations or restrictions. Except as set forth in Annex 11 hereto, there are no claims for the granting of any Hexal Group Company Shares and the Hexal Group Company Shares are free from rights of third parties of any type whatsoever and there are no claims for the granting of such rights or the transfer of any of the Hexal Group Company Shares.

4.                                       The Hexal Companies are the legal and beneficial owner (rechtlicher und wirtschaftlicher Eigentümer) of the ten percent shareholding in Sartomed AG, Rotkreuz (Canton Zug, Switzerland) of 132,122 shares in Eon Labs, Inc., LAKE SUCCESS, NY, and of the participations (Beteiligungen) as set forth in Annex 12 hereto (“Hexal Participations”).(2)

The Hexal Participations are fully paid in, not repaid, non-assessable and free of secondary or other obligations or restrictions. Except as set forth in Annex 12, there are no claims for the granting of any Hexal Participations and the Hexal Participations are free from rights of third parties of any type whatsoever and there are no claims for the granting of such rights or the transfer of any of the Hexal Participations.

5.                                       The issued and outstanding share capital or partnership interest, as the case may be, of each of the Hexal Companies is described and held by the persons and in the amounts set forth in Annex 13 hereto and there are no persons except as set forth in Annex 13 hereto which hold any direct or indirect interest of any type whatsoever in any of the Hexal Companies and there are no claims for the granting of any such interest.

6.                                       The Hexal Companies do not hold any interest in any other company except for the partnership interest held by Hexal in A+T KG, the Hexal Group Company Shares and the Hexal Participations. The Hexal Companies do not have other branches or representative offices except as set forth in Annex 14 hereto.

7.                                       There are no subscription or other rights outstanding obligating any of the Hexal Companies to issue any shares or securities and there are no bonds, debentures, notes or other indebtedness of any of the Hexal Companies issued and outstanding being vested with the right to vote on any matters on which the shareholders may vote.

8.                                       A+T KG has at no time (i) held any assets other than shares in Hexal, cash or receivables, or (ii) conducted any business other than the holding of shares in Hexal; at no time, A+T GmbH (i) held any assets other than partnership interest in A+T KG as well as shares in Hexal and (ii) conducted any business other than the holding of

(2)           Annex 12 shall give details also as to the shares of third party shareholders.

partnership interest in A+T KG and performing the function of a general partner of A+T KG.

9.                                       The balances on any partner’s accounts, partner’s loan accounts and any other accounts existing at A+T KG on the date hereof are set forth in Annex 15 hereto.

10.                                 Except as set forth in Annex 16 hereto, the Sellers, their Relatives or Controlled Companies do not hold any interest in any company other than the Hexal Companies, which are engaged in the Hexal Business or a related area or maintains business relations with the Hexal Companies.

11.                                 The audited consolidated financial statements of Hexal for the financial years ending December 31, 2003, December 31, 2002 and December 31, 2001 (together “Consolidated Financial Statements”), copies of which are attached as Annex 17 hereto, have been prepared in accordance with accounting principles generally accepted in Germany (Grundsätze ordnungsmäßiger Buchführung, GoB).

These principles have been consistently, and without change, applied as in the preceding three years. The Consolidated Financial Statements have been certified by Hexal’s auditor without any limitations or qualifications.

The Consolidated Financial Statements are complete and correct and present completely and correctly the consolidated asset, financial and profit situation (Vermögens-, Finanz- und Ertragslage) of Hexal as of the dates thereof and the results of operations for the period indicated therein and there are no circumstances, which had they been known on the dates thereof would have required amendments to such Consolidated Financial Statements. No amendments to the Financial Statements are necessary or intended.

12.                                 The audited financial statements (Einzelabschlüsse) of the Hexal Companies for the financial years ending December 31, 2003, December 31, 2002 and December 31, 2001 and to the extent that these are not available, the auditors’ reporting packages (together “Financial Statements”), the balance sheets and profit and loss accounts of which are attached as Annex 18 hereto, have been prepared in accordance with the respective applicable local accounting principles generally accepted in the relevant jurisdiction or the German Commercial Code (HGB), respectively.

These principles have been consistently, and without change, applied as in the preceding three years. The Financial Statements have been certified by the respective auditor without any limitations or qualifications.

The Financial Statements are complete and correct and present completely and correctly the asset, financial and profit situation (Vermögens-, Finanz- und Ertragslage) of the respective Hexal Company as of the dates thereof and the results of operations for the period indicated therein and there are no circumstances, which had they been known on the dates thereof would have required amendments to such Financial Statements. No amendments to the Financial Statements are necessary or intended.

13.                                 The Final Transfer Financial Statements shall reflect consolidated net assets (in the meaning of Section 266 Absatz 3 A German Commercial Code (HGB)) of no less than € 565,000,000 (in words: Euro five hundred and sixty-five million) (Annex 19 hereto intentionally left blanc).

14.                                 Except as set forth in Annex 20, since December 31, 2003 the Hexal Companies have only been conducted within the ordinary course of business consistent with past practice. For purposes of this Section 14 ordinary course of business shall be determined in view of those actions and measures which are usually taken in comparable enterprises of the generic industry in the relevant jurisdictions (currently or in the past) in respect of the production or the distribution of generic products. Since that point in time no extraordinary business event or legal arrangement has occurred or been entered into (such as special pricing or rebate systems) and there has also not been any event which by itself or together with other events has materially adversely affected the asset, financial and profit situation (Vermögens-, Finanz- und Ertragslage) of the respective Hexal Company. All salary and wage increases granted by the Hexal Companies since December 31, 2003 were required under collective bargaining agreements or if that was not the case were in line with past practice. In 2004, the salaries of the employees of the German Hexal Companies have been increased by 4 percent.

15.         (a)                                        Annex 21(3) hereto contains a complete and correct list of all built-up and vacant real estate of the Hexal Companies, all rights in or to real estate, all buildings, improvements and constructions owned by any of the Hexal Companies on real estate owned by third parties and shown in the audited financial statements of any of the Hexal Companies for the financial year ending on December 31, 2003 or which have been acquired by any of the Hexal Companies since that date.

(3)                                  The Purchaser is aware that the property of the Radebeul Site has not yet been registered in the name of Hexal Syntech GmbH.

The Hexal Companies have full and unrestricted title or unrestricted claim to, and possession of, such real estate, rights, buildings and improvements as well as constructions (“Hexal Real Estate”). None of the Hexal Companies have disposed of, or taken any steps to dispose of, any of the Hexal Real Estate and are not under any commitment to dispose of such.

(b)                                 Except for those encumbrances listed in Annex 22 hereto, the Hexal Real Estate is not subject to any encumbrances, restrictions or rights of third parties whether or not registered with the land register, and no application for the registration of any encumbrance, restriction or right of third parties with the land register has been filed, nor have the Hexal Companies granted or are committed to grant any such rights to third parties or have subjected or are committed to subject the Hexal Real Estate to any such encumbrances or restrictions.

All encumbrances listed in Annex 22 hereto provide collateral only for liabilities of the Hexal Companies; proper releases or claims for such exist for all encumbrances which do not longer secure any underlying debt of the Hexal Companies. All claims for interest, taxes, public dues, costs and assessments relating to the Hexal Real Estate have been paid when due.

(c)                                  Except as set forth in Annex 23, all buildings, improvements and constructions on the Hexal Real Estate (“Hexal Buildings”) are in good and serviceable condition, normal wear and tear excepted. The Hexal Buildings neither encroach on property owned by third parties nor are they in violation of any rights of third parties or municipal zoning plans or other legal provisions. All permits required for the Hexal Buildings have been properly granted. The condition and the present use of the Hexal Real Estate, including the Hexal Buildings, do not violate any material building regulations or restrictions and are unobjectionable within the meaning of the applicable administrative and other legal provisions.

The Hexal Real Estate together with those other real estate which have been leased in the ordinary course of business at arm’s length conditions constitutes the entire plant area of the Hexal Companies. The Hexal Real Estate is in each location contiguous and not split by strips or gores of land owned by third parties or by natural divisions or hindrances. To the Sellers’ best knowledge, there are no municipal zoning plans or similar regulations impeding construction on the vacant or partly vacant Hexal Real Estate in a way which would materially impair the expansion of existing, or the construction of, new buildings in accordance with the normal growth of business, nor will the lack of such plans or regulations have such consequences.

16.                                 The Hexal Companies have full, unrestricted and unencumbered title to, and possession of, all tangible and intangible assets, which serve or are destined to serve their respective businesses except for those tangible assets which are immaterial to the Hexal Business or which are leased from persons and companies other than the Sellers, Relatives and Controlled Companies in the ordinary course of business on normal market terms or which are still subject to usual reservations of title by suppliers pending payment.

17.                                 All material moveable assets of the Hexal Companies have been well maintained and are in good and serviceable condition, normal wear and tear excepted and are adequate and suitable for the purposes for which they are presently being used or intended to be used within the Hexal Business. All inventories of the Hexal Companies existing as of the Effective Date have been valued in the audited Final Transfer Financial Statements according to the strict lower of costs or market price principle and are by quantity and quality usable and sellable in the ordinary course of business, taking into consideration any devaluations made in respect thereof. All inventory of finished products as of the Effective Date is usable and is, except as set forth in Annex 24, sellable in the ordinary course of business for a price of at least their book value and have and have been written off to zero if they have an outstanding shelf-life of less than six months. In respect of the Hexal Companies not located in Germany, the provision of this paragraph shall apply subject to the best knowledge of the Sellers. No inventory, which has not previously been written off to zero, is subject to destruction.

The amounts shown as receivables in the books of the Hexal Companies will be collected on the basis of collection procedures usual within the Hexal Companies within 90 days from the due date at the gross amounts shown without deductions and discounts (Delkredere), collection or other costs, less the amount of individual and lump sum reserves made in the Final Transfer Financial Statements. This shall not apply to allowances (Skonti) usual in the business.

18.                                 Annex 25 hereto contains a complete and correct list of all material drug master files, marketing authorizations, patents, petty patents, design patents as well as trademarks and respective applications relating thereto of all Hexal Companies located in Germany (together with all such intellectual property rights of all other Hexal Companies as well as copyrights of all Hexal Companies, “Hexal Intellectual Property Rights”).

The Hexal Companies in their respective businesses do not use any other intellectual property rights, except for copyrights of employees and licensed-in intellectual property. All licensed-in intellectual property rights have been licensed-in on the basis of license agreements, concluded in the ordinary course of business and at arm’s length conditions.

The Hexal Intellectual Property Rights are free from rights of third parties; the Hexal Companies are not restricted in their sole and exclusive use of the Hexal Intellectual Property Rights. To the best knowledge of the Sellers, none of the Hexal Intellectual Property Rights is infringed by third parties or are subject to cancellation or total or partial nullification or any material rights of prior users; there is, however, no surveillance of trademarks outside Germany as well as of trademarks due for nullification (löschungsreif). This shall not apply to licensing of intellectual property rights in products, co-distribution rights as market authorizations, which have been granted in the ordinary course of business at arm’s length conditions. The Purchaser is aware of the obligations set forth in the betapharm-agreement (December 22, 2003) and in the Angelini/Acraf-agreements (October 15, 2004).

The Hexal Companies have all manufacturing, processing and marketing know-how (except for specific know-how of tall manufacturers) for their respective past and present products and for all products and product improvements in preparation and hold, to the extent such manufacturing, processing and marketing know-how has been laid down in writing, all documents pertaining thereto.

19.                                 All of the material contracts, agreements and promises of any of the Hexal Companies (within the meaning of this Section 19) have been properly disclosed in the due diligence to the Purchaser prior to the date hereof, including but not limited to:

(a)                                  any corporate agreements in the meaning of Sections 291 et seq. German Stock Corporation Act (Aktiengesetz, AktG), agreements between shareholders of any of the Hexal Companies or between any of the Hexal Companies and any of their respective shareholders, silent partnership agreements or joint ventures as well as agreements as to R&D cooperations;

(b)                                 any agreements with general partners or members of the supervisory board, board of directors, managing directors and officers of any of the Hexal Companies;

(c)                                  any agreements as to the acquisition or disposal of real estate or other fixed assets;

(d)                                 any supply agreement, including but not limited to toll manufacturing agreements (Lohnfertigungsverträge);

(e)                                  any purchase agreement, including but not limited to third party toll manufacturing agreements (Lohnfertigungsverträge);

(f)                                    any distributorship or agency agreement;

(g)                                 any property lease agreement;

(h)                                 any financing and operative lease agreements;

(i)                                     any license agreement, either as licensee or licensor;

(j)                                     any service or consultancy agreement, either as service provider/consultant or principal;

(k)                                  any credit facility;

(l)                                     any financing agreement or obligation pursuant to which the Hexal Companies are liable for any third person’s obligations or liabilities, including, but not limited to, guarantees (Garantien), suretyships (Bürgschaften), parental guarantees or other letters of patronage (Patronatserklärungen) or any other securities, entered into, or granted, by any of the Hexal Companies for;

(m)                               any agreements relating to the restriction of competition (including but not limited to exclusivity undertakings under supply, purchase, toll manufacturing, distribution or license agreements);

(n)                                 any agreements relating to the acquisition, sale or restructuring of companies (including, without limitation, transactions under the German Conversion Act (UmwG);

(o)                                 any insurance agreements;

(p)                                 any agreements relating to the outsourcing of material business functions;

(q)                                 any agreements with the Sellers, Relatives or Controlled Companies or any other shareholders of the Hexal Companies and their relatives within the meaning of Section 15 German Tax Act (Abgabenordnung, AO) and the controlled companies within the meaning of Section 17 Stock Corporation Act (Aktiengesetz, AktG) of such other shareholders or their relatives;

(r)                                    other agreements material to the businesses of the Hexal Companies.

For purposes of this Section 19, any agreement referred to in lit. (a), (b) and (q) is deemed to be material and any other agreement shall only be deemed to be material in case such agreement has or may have an impact on the Hexal Business in terms of € 3 million of annual revenues or € 300,000 of annual profits or in case such agreement is necessary for the proper future conduct of the Hexal Business (“Material Agreements”).

Except as set forth in Annex 26, the Material Agreements are valid and enforceable against the parties thereto, and neither the Hexal Companies nor, to the Sellers’ best knowledge, the respective other party has breached, or is in default under, any the Material Agreements to any material degree. The execution and the consummation of this Agreement will not result in any change or termination of any Material Agreements, in any repayment of any grants, tax advantages or comparable benefits of any kind whatsoever granted to the Hexal Companies, in the acceleration of any material obligation or liability of the Hexal Companies or in the reduction or termination of any supply or delivery relations between the Hexal Companies and their suppliers and customers.

20.                                 The Hexal Companies are not subject to any obligations and liabilities vis-à-vis brokers or finders in connection with, or resulting from, the transactions contemplated by this Agreement. The execution and the consummation of this Agreement will not trigger any payment or other obligations of any of the Hexal Companies vis-à-vis employees, officers, directors, advisors, Relatives, Controlled Companies or any other third party other than those specifically set forth in this Agreement.

21.                                 Annex 27 hereto contains a complete and correct list of the ten largest customers and the ten largest suppliers (in terms of 2004 revenues or expenditures) as well as of all suppliers of the Hexal Companies which, for goods and services of any kind, are the sole source of supply for which there is no alternative source on comparable conditions.

22.                                 Except as set forth in Annex 28 hereto, the Hexal Companies are not subject to any restrictions as to the termination of employments agreements in line with applicable laws and have in particular not issued any job guarantees other than as set forth in Annex 28 hereto. Except as set forth in Annex 28 hereto, the Hexal Companies have not undertaken to disburse any compensation in case of a termination of employment agreements. In respect of the Hexal Companies not located in Germany, the provision of this paragraph shall apply only subject to the best knowledge of the Sellers.

There are no existing obligations or liabilities of any of the Hexal Companies relating to employee inventions and employee improvement proposals that are reasonably expected to result in a payment of in the aggregate more that € 100,000 per annum (or the equivalent thereof in any other currency).

23.                                 The employment or service agreements of the members of the senior management team of the Hexal Companies set forth in Annex 29 hereto have not been terminated and, to the best knowledge of the Sellers, a termination is not intended or imminent.

24.                                 Since December 31, 2000, none of the Hexal Companies have suffered any strikes or lockouts resulting in any material work stoppage.

25.                                 Annex 30 hereto contains a true and complete list of all current material shop agreements (Betriebsvereinbarungen) and all current collective bargaining agreements (Tarifverträge) applicable to any of the Hexal Companies as well as all benefit, bonus, retention bonus, pension, compensation, profit sharing or other employee benefit plans applicable for members of the supervisory board or of the board of directors, managing directors, officers or employees of any of the Hexal Companies.

26.                                 Annex 31 hereto contains a true and complete list of all individual pension commitments and pension schemes (betriebliche Altersversorgung) with members of the supervisory board or of the board of directors, managing directors, officers or employees of any of the Hexal Companies providing for individual pension payments in excess of € 50,000 (or the equivalent in any other currency) per annum.

27.                                 Annex 32 hereto contains a complete and correct list of all pharmaceutical production permits (Herstellungserlaubnisse), identifying in particular the respective heads of production (Herstellungsleiter), quality control (Kontrolleiter) and sales (Vertriebsleiter). To the Sellers’ best knowledge, there are no reasons or indications for a withdrawal, revocation, restriction or amendment of any of these permits.

28.                                 For all pharmaceuticals and drugs manufactured, sold and marketed by any of the Hexal Companies all admissions and marketing authorizations necessary pursuant to pharmaceutical laws or other applicable law have been obtained, and meet in all material respects the registered specifications (e.g. purity, physical and chemical properties, stability, formulation and label contents) of all drug master files, the necessary material admissions or marketing authorizations under the applicable pharmaceuticals or other laws, and the Hexal Companies have filed all material required notices, supplemental applications, and annual or other reports with respect to the afore admissions or marketing authorizations. Except as set forth in Annex 33, there are no reasons or indications for a withdrawal, revocation, restriction or amendment of any of these admissions or marketing authorizations within Germany. To the best knowledge of the Sellers the same applies regarding any other countries.

The registration dossiers in relation to all current and future products of the Hexal Companies comply with all applicable law as currently administered by the relevant health authorities. All formulations for current and future products of the Hexal Companies have ongoing stability conditions, whereby the products currently and in the future developed on the development sites Holzkirchen and Kopenhagen and distributed within the European Union comply with ICH stability standards and the remaining products of the Hexal Companies comply with the respective locally applicable and necessary stability standards.

In respect of the ten most turnover generation products set forth in Annex 34 hereto, the Hexal Companies are, except as set forth in Annex 34, the sole legal and beneficial (rechtlicher und wirtschaftlicher) owner of, or have a lawful right to use, the afore admissions or marketing authorizations free from rights of third parties of any type whatsoever, there are no claims for the granting of such admissions or marketing authorizations or the transfer of any of such admissions or marketing authorizations and the Hexal Companies are – in line with the respective prerequisites of the admissions or marketing authorizations – free to transfer such rights to the extent owned to third parties.

29.                                 Annex 35 hereto contains a complete list and short description of all product recalls, withdrawals and seizures, if any, by governmental authorities or the Hexal Companies themselves for the last five years in Europe including Turkey.

30.                                 Annex 36 hereto contains a partly anonymous complete list of all material German and Danish research and development projects of the Hexal Companies (“R&D Projects”) and all R&D Projects are in-line with their respective project plan and, to the Sellers’ best knowledge, there are no reasons or indications that the products developed on the basis of the R&D Projects will not be admitted and marketed fully in accordance, and in time, with the respective project plan.

The not anonymised version of Annex 36 has been deposited with the undersigned notary. The undersigned notary shall deliver it to the Purchaser on written demand of the Sellers, such demand to be made by the Sellers after completion of the transaction.

31.                                 The Hexal Companies have obtained all administrative approvals, permits and licenses, which are required for the conduct of their past and present businesses and, to the Sellers’ best knowledge, there are no indications for a withdrawal, revocation, restriction or amendment of any of these approvals, permits and licenses.

On the basis of the present production, including production increases planned for the next two years by the Hexal Companies, the fresh water supply and the disposal of wastewater and gases, as well as solid effluent and waste, in accordance with applicable laws and regulations, are fully assured. All products manufactured or distributed by the Hexal Companies conform with locally applicable legal and other provisions including defined standards.

32.                                 The Hexal Companies have adequate insurance coverage against all risks, which a diligent businessman would cover (including, without limitation, business interruption and product liability insurance). The insurance policies are in full force and effect and all premiums due until today have been paid. Since December 31, 2003, no material events of damage have arisen at the Hexal Companies which are not fully covered by insurance.

33.                                 Except as set forth in Annex 37, the Hexal Companies have not applied for or received any public subsidies or other indirect or direct public grants (which may still trigger any legal consequences) and there are no (i) obligations and liabilities, accrued or contingent, for a repayment or (ii) other detrimental consequences for the Hexal Companies relating to such subsidies or grants.

Except as set forth in Annex 37, the Hexal Companies are not subject to any statutory or contractually agreed obligation or liability in respect of investments, especially no employment, investment, decontamination or standstill obligation or liability.

34.                                 The Hexal Companies have duly filed by the due date all tax returns and other reports required under the applicable laws to be filed with tax and other authorities, paid all due taxes, tax pre-payments and other public dues, retained all taxes, social security charges and other charges to be retained and paid them by the due date to the respective recipient and paid all related delay charges and penalties, if any.

Annex 38 hereto sets forth all fiscal unities (steuerliche Organschaften) existing in respect of the Hexal Companies and the execution and consummation of this Agreement will not result in any change or termination of, or will otherwise affect, such fiscal unities (steuerliche Organschaften) for the past or future and will in particular not trigger any additional payment of taxes or any repayment of tax advantages.

35.                                 Except as set forth in Annex 39 hereto, the Hexal Companies are not subject to any obligations or liabilities, accrued or contingent, relating to, or resulting from, any general deficiency of products (Produkthaftpflicht) directly or indirectly manufactured, sold or marketed by the Hexal Companies and none of such products is the source of any such obligations and liabilities under any applicable laws or is affected by any general construction or any production defects or is marketed together with insufficient or defective user instructions, which could result in such obligation or liability under any applicable laws. In respect of the Hexal Companies not located in Germany, the provision of this paragraph shall apply only subject to the best knowledge of the Sellers.

Except as listed in Annex 39, to the best knowledge of the Sellers, no past or present product of the Hexal Companies has, for the last five years, shown a reaction, whether expected or unexpected, associated with the use of such product, where such reaction is fatal or life-threatening, causes a persistent or significant disability/incapacity, requires in-patient hospitalization or prolongation of existing hospitalization, is a congenital anomaly/birth defect or any other medically important event that can be regarded as serious even though it does not meet the afore criteria.

36.                                 Except as set forth in Annex 40 hereto, the Hexal Companies are not a party to, or threatened by, any material litigation with a value in dispute of at least € 500.000, or any administrative proceedings or investigations (other than in ordinary course of business), nor are circumstances known to exist, which might reasonably be expected to provide a basis for such litigation, administrative proceedings or investigations.

The Hexal Companies are not and were not in the past two years subject to any judgment, decree or settlement in any legal or administrative proceedings, which materially restricts or impairs them in certain business measures, in the acquisition or disposition of assets, in competition or in the operation of their respective businesses.

37.                                 To the Sellers’ best knowledge, there are no particular circumstances, which could in the future materially affect the respective businesses of the Hexal Companies. The Sellers have no knowledge of any facts or circumstances, which could result in any restriction, impediment or cessation of the manufacture and/or marketing of any material product presently manufactured and/or marketed by the Hexal Companies.

All information provided to the Purchaser, its employees, professional advisors and other representatives in the course of the due diligence carried out in Holzkirchen in the period from February 2 to 10, 2005 and in subsequent meetings and discussions was correct and materially complete. The Sellers have not omitted to disclose to the Purchaser any material fact necessary for an objective acquirer to pass an informed decision on the acquisition of the Hexal Companies and their businesses on the terms and conditions set forth in this Agreement.

38.                                 The execution and consummation of this Agreement and any transactions contemplated hereby is, on the part of the Sellers, not subject to any consent requirement within the meaning of Section 1365 (1) German Civil Code (Bürgerliches Gesetzbuch, BGB), other than granted by execution of this Agreement, or within the meaning of Sections 1643 (1), 1822 German Civil Code (Bürgerliches Gesetzbuch, BGB).

39.                                 In the period between the Effective Date and the date hereof, none of the Sellers has made any withdrawals from any of the Hexal Companies other than as set forth in Annex 41 hereto. Withdrawals in the meaning of this Section 39 shall cover all transfers in cash or in kind, on whatever legal basis, by any of the Hexal Companies to any of the Sellers or their Relatives or Controlled Companies, including without limitation, any transfer of assets, payments under any agreements (such as loan, service, license, employment or any other agreements), payments of balances on capital, loan or other accounts of any of the Sellers with A+T KG and payment of interest on such accounts or the granting of other valuable benefits as well as any distribution of profits of the Hexal Companies to any of the Sellers.

40.                                 As of the Closing, the book value of the equity of A+T KG (including all balances on partners’ accounts, partners’ loan accounts and other accounts of the partners and of the Sellers) shall be equal to the amount of the book value of the shares in Hexal held by A+T KG, i.e. EUR 1,181,574,647.07.

Hexal will in the audited financial statements for the financial year ending December 31, 2004 show a reserve for shares of an enterprise holding a majority shareholding in Hexal amounting to the book value of the interest in A+T KG held by Hexal and this reserve will be continued and will especially not be dissolved until the Closing Date.

VII.
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Sellers in the form of an independent guarantee (selbständiges Garantieversprechen) that the following statements are true and correct as of the date hereof and also as of the Closing Date (unless otherwise specified below):

1.                                       Assuming due authorization and execution of this Agreement by the Sellers, A+T GmbH, and Hexal, this Agreement will form the basis for valid and enforceable claims of the Sellers against the Purchaser subject to the provisions of German law and of this Agreement. The representative of the Purchaser is authorized to enter into this Agreement and has been granted all necessary corporate law approvals. Except for anti-trust clearance, the Purchaser is not obliged to request consent from any authority to consummate the transactions contemplated by this Agreement.

2.                                       To the best of the Purchaser’s knowledge, there is, on the date hereof, no proceeding pending or threatened at a court, arbitration panel or administrative body which might interfere, change or materially delay the consummation of the transactions contemplated by this Agreement.

3.                                       On the date hereof, the Purchaser owns the necessary financial resources to be in a position to pay the agreed purchase price on the Closing Date.

4.                                       The Purchaser is under no commitment to pay any broker’s or finder’s fee to any broker, finder or agent in respect of which the Sellers may be partially or totally liable.

VIII.
PERFORMANCE AND LIABILITY

1.                                       The Sellers and the Purchaser hereby expressly exclude the applicability of Sections 434 to 453 German Civil Code (Bürgerliches Gesetzbuch, BGB) as well as any and all statutory warranty claims there under. The Sellers and the Purchaser further agree that the representations and warranties made by the Sellers in Part VI above, in particular, do not qualify as guarantees (Beschaffenheitsgarantien) within the meaning of Sections 443, 444 German Civil Code (Bürgerliches Gesetzbuch, BGB) and that the consequences of any breach of the representations and warranties set forth in Part VI above are exclusively governed by the terms and conditions of this Agreement.

Furthermore the Sellers and the Purchaser confirm that the limitations to the representations and warranties as specified in this Part VIII or otherwise in this Agreement shall form an integral part of the representations and warranties and that the representations and warranties set forth in Part VI above are only given subject to such provisions and limitations.

2.                                       The Purchaser hereby undertakes to notify the Sellers as soon as reasonably possible in case a third party (including governmental authorities) should raise claims against the Hexal Companies or the Purchaser or in case a tax or other governmental audit should be conducted in relation to the Hexal Companies or the Purchaser that may result in a claim of the Purchaser against the Sellers under this Agreement (“Third Party Claim”). The Purchaser shall procure that the Sellers will be granted all necessary information and documents in connection with a Third Party Claim and that they shall receive the necessary support to examine the Third Party Claim. The Purchaser shall secure that neither the Hexal Companies nor the Purchaser shall acknowledge, waive or settle Third Party Claims without the prior written approval of the Sellers, provided however that the Purchaser or the Hexal Companies shall be entitled to acknowledge, waive or settle Third Party Claims against confirmation that no respective claims will be made against the Sellers under this Agreement. The Purchaser shall, at the Sellers’ cost, take such action as is reasonably requested by the Sellers to avoid, defend, dispute or settle any Third Part Claim. The Sellers shall be granted all necessary information and documents requested by them or any of their advisors, reasonable access to the operations as well as reasonable support by appropriate staff to an appropriate extent.

3.                                       In case of a breach of any of the representations and warranties set forth in Part VI above, the Sellers may attempt to remedy the breach. If the Sellers fail to remedy the breach within a reasonable period of time, such period not to exceed six months after the Sellers have received a written notification as to the breach from the Purchaser, the Sellers shall put the Purchaser or, in the sole discretion of the Purchaser, the respective Hexal Company into a position as if the respective representation and warranty had been correct (Naturalrestitution).

If this should not be legally or commercially possible, the Sellers shall compensate the Purchaser or, in the sole discretion of the Purchaser, the respective Hexal Company in cash for the damages resulting from the breach of the respective representation or warranty (Schadenskompensation).

The legal principles as to the calculation of damages, mitigation of damages and offsetting of losses by advantages due to the damaging event (Schadensberechnung, Schadensminderung, Vorteilsausgleich) pursuant to Sections 249 et seq. German Civil Code (Bürgerliches Gesetzbuch, BGB) shall apply to all claims of the Purchaser based on a breach of the representations and warranties set forth in Part VI above. The Sellers shall also be liable for loss of profits.

4.                                       Except for claims based on the breach of the representations and warranties set forth in Part VI above and except for claims for specific performance (Erfüllungsansprüche), all other claims of the Purchaser with respect to the sale and transfer of the GmbH Shares and the KG Interest, the Hexal Companies and their respective businesses – e.g. any right of contestation (Anfechtung), recession (Rücktritt), reduction of purchase price (Minderung), breach of contractual and pre-contractual duties (positive Forderungsverletzung, culpa in contrahendo), frustration of contract (Störung der Geschäftsgrundlage) – are hereby excluded.

This shall not apply to claims, which are based on Sections 123 and 826 German Civil Code (Bürgerliches Gesetzbuch, BGB).

5.                                       Any review, inspection and investigation of the Purchaser or any of its executives, employees, professional advisors and other representatives shall neither affect the Sellers’ obligations, representations and warranties set forth in this Agreement nor the right of the Purchaser to raise claims on the basis of such obligations, representations and warranties. Any disclosure, which shall limit the scope of representations and warranties in Part VI above, needs to be made in this Agreement or in the Annexes hereto.

Claims of the Buyer, which are based on the breach of the representations and warranties in Part VI above, are neither limited nor excluded if the Buyer knows or grossly negligent does not know of any breach of the representations and warranties, unless the Novartis Bullet Point Due Diligence Report, a sample of which will be handed over to the notary public until the Closing Date, explicitly and beyond any doubt show that the Buyer has a positive knowledge of the breach.

6.                                       Claims of the Purchaser based on a breach of any of the representations and warranties set forth in Part VI above, can only be raised if and to the extent that the aggregate amount of any such claims which can be raised exceeds € 7,500,000 (or the equivalent thereof in any other currency), in which case the Purchaser shall only be entitled to claim the exceeding amount (Freibetrag); this shall, however, not be applicable to claims based on a breach of representations and warranties set forth in Part VI, Sections 1 to 8, 39 and 40 above and to claims in respect of taxes, social security charges, customs and other public dues under this Agreement.

7.                                       The maximum liability of the Sellers under this Agreement shall be limited to 40 percent of the finally adjusted Purchase Price; this shall, however, not be applicable to claims based on a breach of representations and warranties set forth in Part VI, Sections 1 to 8, 39 and 40 above and to claims in respect of taxes, social security charges, customs and other public dues under this Agreements, which shall be limited to the Purchase Price, as finally adjusted.

8.                                       The period of limitation shall run for all claims of the Purchaser based on a breach of representations and warranties set forth in Part VI Sections 1 to 8 above after expiry of at least 10 years as from the Closing Date, for claims in respect of environmental after expiry of at least 15 years as from the Closing Date and for all other claims based on a breach of representations or warranties set forth in Part VI above, other than in respect of taxes, social security charges, customs and other public dues, after expiry of at least 2 years as from the Closing Date.

The period of limitation for all claims of the Purchaser in respect of taxes, social security charges, customs and other public dues under this Agreements shall run until the expiration of a period of 12 months after their final and binding assessment, following the external audit by the tax or other competent authorities (Betriebsprüfung), of all taxes, social security charges, customs and other public dues payable by the Hexal Companies any the period prior to and including the Effective Date.

9.                                       Novartis hereby assumes a joint and several liability for the performance of this Agreement by the Purchaser and for all claims of the Sellers against the Purchaser of any type whatsoever pursuant to this Agreement.

10.                                 The Sellers hereby assume a joint and several liability for the performance of this Agreement by any of the Sellers and for all claims of the Purchaser against any of the Sellers of any type whatsoever pursuant to this Agreement.

11.                                 The provisions of this Part VIII shall not apply in respect of the Purchaser’s representations and warranties set forth in Part VII above.

12.                                 To the extent a provision of this Agreement refers to the knowledge of the Sellers, at least the knowledge of the Sellers, of any member of the management board of Hexal as well as of all members of the management of the other Hexal Companies shall be deemed to be the knowledge of the Sellers.

IX.
IMPLEMENTATION OF TRANSACTION

1.                                       Tax matters of the Hexal Companies concerning the period until the Closing Date shall be handled by the Hexal Companies and the Purchaser after consultation with the Sellers. The Sellers must in particular be notified in time of, and must be given an opportunity to comment on and to participate in, external tax audits (Betriebsprüfung). Binding declarations to the tax authorities, which may have consequences for the Sellers shall be made by the Purchaser only in agreement with the Sellers. The Sellers assume corresponding obligations vis-à-vis the Hexal Companies and the Purchaser.

2.                                       The Purchaser hereby undertakes to procure that as from the Closing Date the Hexal Companies shall properly maintain and preserve, during the relevant statutory keeping periods, all relevant books, records and documents (including, but not limited to, files, correspondence, other papers and electronic data) of the Hexal Business (“Hexal Books”), to the extent they relate to the period until the Closing Date.

The Purchaser hereby undertakes to procure that the Sellers, their employees, professional advisors and other representatives shall be granted, upon their request, access to all Hexal Books (including the right to request hard copies and/or electronic copies thereof) and to the personnel of the Hexal Companies, to the extent such access is necessary for tax or other legitimate reasons of the Sellers and provided that such access does not disrupt the conduct of the Hexal Business.

3.                                       The Parties undertake, upon the request of any Party, at any time after the date hereof and without further compensation to execute all documents in proper form and to take all measures and actions, which may still be necessary in order to consummate and to fully comply with the purpose of this Agreement, in particular to transfer assets or to assign contracts pertaining to the Hexal Business, without additional consideration, upon the request of the Purchaser.

X.
BUSINESS INTEGRATION

1.                                       As soon as reasonably possible following the Closing Date, the Hexal Companies shall be fully integrated into the global retail generics and biopharmaceutical business of Sandoz-Group. The milestones of the integration process are set forth in more detail in Annex 42 hereto.

2.                                       The integration process shall be led by an integration committee consisting, inter alia, of Dr. Andreas Strüngmann, Dr. Thomas Strüngmann, Dr. Andreas Rummelt, Dr. Raymund Breu, Dr. Urs Bärlocher and Dr. Daniel Vasella as chairman.

3.                                       For a duration of 2 - 3 years as from the Closing Date, Dr. Andreas Strüngmann and Dr. Thomas Strüngmann shall become members of the Sandoz/Hexal generics executive committee, each being vested with identical geographic responsibility as currently allocated to them on the management board of Hexal.

4.                                       Dr. Andreas Rummelt shall become the chief executive officer (CEO) of the combined Sandoz/Hexal group. The headquarters of the combined Sandoz/Hexal group shall be located in Holzkirchen, Upper Bavaria. Key management shall be selected on the basis of the “best person for the job” principle; further details are set forth in Annex 43 hereto.

5.                                       In case of a direct or indirect acquisition of Eon Labs, Inc. by an affiliate of Novartis International AG, Dr. Bernhard Hampl shall become the chief executive officer (CEO) of the combined Sandoz/Eon Labs, Inc. US generics business.

XI.
SECRECY AND NON-COMPETITION

1.                                       The Sellers undertake from the date hereof until the expiration of a period of five years from the Closing Date to keep strictly secret all matters, in particular all business and trade secrets of the businesses of the Hexal Companies, known to them, and not to disclose such matters or secrets, directly or indirectly, to any third party, nor to cause such disclosure by third parties, nor to obey or justify such disclosure, nor to use such matters or secrets for themselves, unless the disclosure to governmental authorities or any other third party is required by law.

2.                                       The Sellers undertake from the date hereof until the expiration of a period of five years from the Closing Date, without the prior written consent of the Purchaser, not to actively cause or influence any employee, agent or adviser (excluding lawyers, investment bankers, certified public accountants and tax advisors) as of the date hereof or in the future employed or retained by any of the Hexal Companies, to work in any way whatsoever for any of the Sellers, for an enterprise in which any of the Sellers hold an interest or for a competitor or to terminate an existing relationship with any of the Hexal Companies. This shall not apply to any activity of any of the Sellers for the Hexal Companies.

3.                                       Each of the Sellers furthermore undertakes, and undertakes to procure in respect of their Relatives and the Controlled Companies, from the date hereof until the expiration of a period of three years from the Closing Date and in respect of the entire worldwide generics business and especially in such areas of business, in which the Hexal Companies are active in as of the Closing Date, not to directly or indirectly develop, manufacture, market or sell any products or render any services, which are of the same kind as, or competitive with, products manufactured, marketed or sold, or any services rendered by the Hexal Companies in the past or at present in particular in the generics business.

The restrictions of this Section 3 shall, however, not apply to (i) the current field of activities of Siemens & Co. Heilwasser und Quellenprodukte des Staatsbades Bad Ems GmbH & Co. KG and Lindopharm GmbH and the current field of activities, limited by the current geographic reach of such activities, of the Mega Pharma group as well as Amega S.A., (ii) any activity of Dr. Andreas Strüngmann and Dr. Thomas Strüngmann for the Hexal Companies or any affiliate of Novartis, including but not limited to Sandoz, as well as the business activity of Mr. Fabian Strüngmann within the Mega Pharma group, (iii) the acquisition and holding of an interest in companies which design, manufacture, market or sell such products, provided that such interest will be acquired and held by the Sellers as financial investors for investment purposes and provided that all Sellers jointly do not directly or indirectly acquire or hold shares or convertible debentures, which constitute or can be constituted to consist of more than five percent of the share capital of the respective company.

4.                                       Dr. Andreas Strüngmann and Dr. Thomas Strüngmann shall each, until the Closing Date, enter into a service agreement with a company of the Sandoz-/Hexal-Group to be denominated. In these service agreements Dr. Andreas Strüngmann and Dr. Thomas Strüngmann shall each agree to a post contractual non-compete undertaking with a term of three years as from the respective date of leaving the Novartis group.

XII.
MERGER CONTROL

1.                                       The Parties hereto shall use their best efforts to properly make, and conduct, as soon as reasonably possible after the date hereof all merger control filings, and proceedings, as set forth in Annex 44 hereto required in respect of the transactions contemplated by this Agreement.

2.                                       The Purchaser is not obliged to offer any remedies in order to obtain, from the competent competition authorities, merger clearance subject to conditions and/or obligations in the proceedings set out in Annex 44 hereto.

XIII.
CLOSING

1.                                       The transfer of the GmbH Shares and the KG Interest pursuant to Part I Section 1 and Part II Section 1 above shall become effective only upon satisfaction – or waiver if applicable – of the last of the following conditions precedent (aufschiebende Bedingungen) (“Closing”):

(a)                                  approval of the transactions contemplated by this Agreement under all merger control proceedings as set forth in Annex 44 hereto, be it by lapse of time or written confirmation to that effect;

(b)                                 delivery of the notarized powers of attorney in accordance with the provisions set forth in the last paragraph of No. 1 and 2 of the cover sheet of this Notarial Deed;

(c)                                  consummation of the transfer of all sites in Hexal Syntech GmbH as well as execution the business lease agreement set forth in Part III Section 4 above;

(d)                                 execution of the Property Rights Transfer set forth in Part III Section 5 above;

(e)                                  announcement of the employee transaction bonus program set forth in Part III Section 6 above;

(f)                                    no material breach of any of the covenants and indemnification undertakings pursuant to Part III above at the point in time of the fulfillment of the conditions precedent pursuant to lit. (a) to (e) above;

(g)                                 no material breach of any of the representations and warranties pursuant to Part VI Sections 1 to 8, 16, 17, 20, 28, 31 to 34, 39 and 40 above at the point in time of the fulfillment of the conditions precedent pursuant to lit. (a) to (e) above;

(h)                                 no material breach of any of the representations and warranties pursuant to Part VI other than those set forth in lit. (g) above – assuming they would have been given as of the Closing Date – at the point in time of the fulfillment of the conditions precedent pursuant to lit. (a) to (e) above;

(i)                                     non-occurrence of any event until the point in time of the fulfillment of the conditions precedent pursuant to lit. (a) to (e) above that by itself or together with other events has materially adversely affected or might materially adversely affect the asset, financial and profit situation (Vermögens-, Finanz- und Ertragslage) of the Hexal Companies;

(j)                                     payment by the Purchaser of the Estimated Purchase Price pursuant to Part IV Section 3 lit. (a);

The Purchaser shall be entitled to unilaterally waive the conditions precedent set forth in lit. (b) to (i) above.

2.                                       If the Closing should not have occurred within one year after the date hereof at the latest, any Party hereto, which is not responsible for the non-satisfaction of any of the conditions precedent by way of non-compliance with its obligations hereunder, shall be entitled to terminate this Agreement – including all Annexes hereto – without the other Parties hereto being entitled to any claims against the terminating Party. In the event of a termination of this Agreement, this Agreement - including all Annexes hereto - shall cease to exist except for Part XIV below, which shall survive such termination.

3.                                       The fifth Business Day following the satisfaction of the conditions precedent set forth in Section 1 lit. (a) through (i) above, or any other date agreed by the parties hereto, shall be the “Closing Date” for the purposes of this Agreement.

4.                                       On the Closing Date the Sellers and the Purchaser shall take the following actions or cause such actions to be taken:

(a)                                  Payment by the Purchaser of the Estimated Purchase Price pursuant to Part IV Section 3 lit. (a) above by the Purchaser.

(b)                                 Delivery of written board resignations pursuant to Part III Section 3 above.

5.                                       On the Closing Date, the Parties shall execute a closing memorandum confirming the satisfaction – or waiver if applicable – of the conditions precedent set forth in Section 1 above and the consummation of the transfer of the GmbH Shares and the KG Interest pursuant to Part I and Part II above.

6.                                       With effect immediately following the Closing, the Purchaser and Hexal hereby transfer all of their current or future partnership interests in A+T KG to A+T GmbH which hereby accepts such transfer. The transfer of such partnership shall be made at their book value.

XIV.
MISCELLANEOUS

1.                                       The fees for the notarization, all transfer taxes (including real estate transfer taxes, if any) as well as all costs, fees and expenses resulting from the merger control proceedings pursuant to Part XII above shall be borne by the Purchaser. Apart there from, each Party hereto shall bear its own costs and taxes and the costs of its advisors connected with, or resulting from, the execution and consummation of this Agreement.

2.                                       Changes and amendments to this Agreement as well as declarations to be made hereunder shall be valid only if made in writing unless a notarial deed is legally required. This shall also apply to any change of this Section 2.

3.            (a)                                     The Sellers shall jointly appoint a person or a legal entity, which is authorized to make and accept with legally binding effect for the Sellers all declarations under this Agreement or in consummation thereof.

The Sellers jointly appoint as such agent:

Dr. Thomas Strüngmann
[Address Redacted]

Tel.: [Redacted]
Fax: [Redacted]

(b)                                 The Purchaser and Novartis shall jointly appoint a person or a legal entity, which is authorized to make and accept with legally binding effect for the

Purchaser and Novartis all declarations under this Agreement or in consummation thereof.

The Purchaser and Novartis jointly appoint as such agent:

Novartis AG
- General Counsel -
Lichtstrasse 35
4056 Basle, Switzerland
Tel.: +41 61 324 24 28
Fax: +41 61 324 3731

(c)                                  A change in the person or legal entity or address of such agents shall be effective for the other Parties only one month following the receipt of a written notification as to such change. Until the lapse of such period, the authority of the previous agent as well as its address shall be deemed to continue.

4.                                       If a provision of this Agreement should be or become invalid or not contain a necessary regulation, the validity of the other provisions of this Agreement shall not be affected thereby. The invalid provision shall be replaced and the gap be filled by a legally valid arrangement which corresponds as closely as possible to the intention of the Parties or what would have been the intention of the Parties according to the aim and purpose of this Agreement if they had recognized the gap.

5.                                       The Annexes to this Agreement form an integral part of the Agreement. Statements in one provision or Annex to this Agreement shall be deemed to have been made also for the purposes of all other provisions of and Annexes to this Agreement.

6.                                       This Agreement shall be governed by the laws of the Federal Republic of Germany. The exclusive place of venue shall be Munich.

7.                                       None of the Parties hereto shall be entitled to set-off against any claims under this Agreement except as expressly set forth hereunder.

8.                                       None of the Parties hereto shall make, or cause to be made, except as maybe otherwise required by law, any disclosure or announcement in respect of this Agreement, its contents or any of the transactions contemplated thereby to any third party in the business community, without the prior written consent of the other Parties. The Parties hereto shall mutually agree on the content and timing of any press release or other public statement relating to this Agreement or any transaction hereunder and shall in particular mutually agree on, and effect, any communication to customers, suppliers, employees and the business community.

9.                                       A+T GmbH is registered with a revenue office in Rosenheim under tax registration number 156/115/62427. A+T GmbH does not own real estate.

Reference is made to Exhibit A and Exhibit B as well as to Annexes 1, 3, 6, 7, 11-29, parts of 30 (to the extent not signed), 32-40, page 1 of 41, 42-44 attached to this Notarial Deed. The parties waived to read loud these annexes. These annexes were presented to the parties for notice and signed by them on each page.

This Notarial Deed, including the annexes thereto, had been read loud by the Notary Public to the persons appeared (to the extent the parties did not waive to read loud the annexes listed in the above paragraph), has been approved by them and signed by them and the Notary Public manu propria as follows:

Basle, February 17 (seventeen), 2005 (two thousand and five)

Exhibit 1

LIST OF ANNEXES

Annex 1	Domestic and foreign subsidiaries and joint ventures of Hexal

Annex 2	Corporate consent to acquire GmbH Shares, Novartis

Annex 3	Dr. Andreas Strüngmann’s balances on partners’ accounts of A+T KG

Annex 4	Declarations of consents and/or waivers of all partners of A+T KG

Annex 5	Measures and actions not to be taken

Annex 6	Agreements to survive Closing

Annex 7	Resignations of board members

Annex 8	Term sheet in respect of business lease agreement

Annex 9	Employee transaction bonus program

Annex 10	Consolidated Net Financial Debt

Annex 11	Shares in the Hexal Group Companies

Annex 12	Hexal Participations

Annex 13	Share capital/partnership interest of the Hexal Companies

Annex 14	Branches and representative offices of the Hexal Companies

Annex 15	Balances on accounts of A+T KG as of the date hereof

Annex 16	Interests held by Sellers, Relatives and Controlled Companies in other companies than in the Hexal Companies

Annex 17	Consolidated Financial Statements

Annex 18	Balance sheets and profit and loss statements

Annex 19	Line items of the P&L statement

Annex 20	Outside the ordinary course of business

Annex 21	List of built-up and vacant real estate etc. of Hexal Companies

Annex 22	Encumbrances

Annex 23	Condition of Hexal Buildings

Annex 24	Finished products sold below book value

Annex 25	Hexal Intellectual Property Rights

Annex 26	Exemptions in respect of Material Agreements

Annex 27	List of ten largest customers and ten largest suppliers

Annex 28	Restrictions to termination of employment agreements

Annex 29	Senior management team

Annex 30	List of all current material shop agreements and collective bargaining agreements

Annex 31	List of all individual pension commitments and pension schemes

Annex 32	List of all pharmaceutical production permits

Annex 33	Indications as to a withdrawal, revocation, restriction or amendment of any admissions or marketing authorizations

Annex 34	Ten most turnover generating products

Annex 35	Product recalls, withdrawals and seizures

Annex 36	R&D Projects

Annex 37	Public subsidies

Annex 38	Fiscal unities

Annex 39	Obligations due to deficiency of products

Annex 40	Litigation etc.

Annex 41	Withdrawals between Effective Date and signing

Annex 42	Milestones of the integration process

Annex 43	Details of key management selection

Annex 44	Merger control filings and proceedings

Exhibit 2

INDEX OF DEFINED TERMS

“Adjustment Calculation”	shall have the meaning as set forth in Part V Section 3.

“Business Days”	shall have the meaning as set forth in Part IV Section 3. lit. (b).

“Closing”	shall have the meaning as set forth in Part XIII Section 1.

“Closing Date”	shall have the meaning as set forth in Part XIII Section 3.

“Company”	shall have the meaning as set forth in Notarial Cover 2 lit. (a).

“Consolidated Financial Statements”	shall have the meaning as set forth in Part VI Section 11.

“Controlled Companies”	shall have the meaning as set forth in Part III Section 2.

“Effective Date”	shall have the meaning as set forth in the Preamble J.

“Environmental Liabilities”	shall have the meaning as set forth in Part III Section 8 lit. (c).

“Estimated Purchase Price”	shall have the meaning as set forth in Part IV Section 3. lit. (a).

“Final Adjustment Calculation”	shall have the meaning as set forth in Part V Section 7.

“Final Transfer Financial Statements”	shall have the meaning as set forth in Part V Section 7.

“Financial Statements”	shall have the meaning as set forth in Part VI Section 12.

“GmbH Shares”	shall have the meaning as set forth in the Preamble B lit. (j)

“Hexal”	shall have the meaning as set forth in Notarial Cover 2 lit. (a).

“Hexal Books”	shall have the meaning as set forth in Part IX Section 2.

“Hexal Buildings”	shall have the meaning as set forth in Part VI Section 15 lit. (c).

“Hexal Business”	shall have the meaning as set forth in the Preamble F.

“Hexal Companies”	shall have the meaning as set forth in the Preamble F.

“Hexal Group Business”	shall have the meaning as set forth in the Preamble F.

“Hexal Group Companies”	shall have the meaning as set forth in the Preamble F.

“Hexal Group Company Shares”	shall have the meaning as set forth in Part VI Section 3.

“Hexal Intellectual Property Rights”	shall have the meaning as set forth in Part VI Section 18.

“Hexal Participations”	shall have the meaning as set forth in Part VI Section 4.

“Hexal Real Estate”	shall have the meaning as set forth in Part VI Section 15 lit. (a).

“Independent Expert”	shall have the meaning as set forth in Part V Section 6.

“KG Interest”	shall have the meaning as set forth in the Preamble D lit. (b)

“Material Agreements”	shall have the meaning as set forth in Part VI Section 19.

“Novartis”	shall have the meaning as set forth in Notarial Cover 3 lit. (b)

“Property Rights Transfer”	shall have the meaning as set forth in Part III Section 5

“Purchase Price”	shall have the meaning as set forth in Part IV Section 1.

“Purchaser”	shall have the meaning as set forth in Notarial Cover 3 lit. (a)

“Purchaser’s Auditor”	shall have the meaning as set forth in Part V Section 4.

“Radebeul Site”	shall have the meaning as set forth in Part III Section 4.

“R&D Projects”	shall have the meaning as set forth in Part VI Section 30.

“Relatives”	shall have the meaning as set forth in Part III Section 2.

“Review Period”	shall have the meaning as set forth in Part V Section 4.

“Sellers”	shall have the meaning as set forth in Notarial Cover 1

“Strüngmann Family”	shall have the meaning as set forth in the Preamble A.

“Third Party Claim”	shall have the meaning as set forth in Part VIII Section 2.

“Transfer Financial Statements”	shall have the meaning as set forth in Part V Section 1.

“A+T GmbH”	shall have the meaning as set forth in Notarial Cover 2 lit. (b)

“A+T KG”	shall have the meaning as set forth in the Preamble C.

“A+T Shares”	shall have the meaning as set forth in Part VI Section 2.